Mail Stop 3561

April 17, 2008

Via Fax & U.S. Mail

Mr. Thomas M. Ringo
Chief Financial Officer
19245 Tenth Avenue NE
Poulsbo, Washington 98370

>   Re: **Pope Resources, A Delaware Limited Partnership**
>   **Form 10-K for the year ended December 31, 2007**
>   **Filed March 11, 2008**
>   **File No. 001-09035**

Dear Mr. Ringo:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2007

Selected Financial Data, page 22

1. We note your presentation of the non-GAAP measure free cash flow. In light of your disclosure in footnote (3) that you use this measure as a meaningful indicator of liquidity, we believe that you should also reconcile the free cash flow measure to cash flows from operations as presented on the statement of cash flows, rather than net income, as this is the most comparable GAAP measure. Please revise future filings accordingly. Also, please present free cash flow and the reconciliation below the balance sheet data in your table of selected financial data, as non-GAAP information should be presented less prominently than any GAAP disclosures.

2. Please revise future filings to include disclosure of cash distributions per unit for each year presented. See Item 301 of Regulation SK.

Management's Discussion and Analysis

– Results of Operations, page 26

3. We note your disclosure that the Fund is consolidated into the Fee Timber reporting segment. Please revise your discussion of the results of operations in future filings to separate discuss the revenue and operating income generated from the Fund.

Fee Timber
Cost of Sales, page 31

4. Please tell us and explain in MD&A in future filings why the depletion rate for the Timber Fund is significantly higher than the depletion rate for the Company's other timber assets during all periods presented in the Company's financial statements.

- Critical Accounting Policies and Estimates, page 45

5. Please consider revising future filings to include a discussion on the estimates and assumptions used in the impairment analysis performed on long-lived assets such as land, roads, and timber as a critical accounting estimate. Your discussion should address the following areas:
   - Types of assumptions underlying the most significant and subjective estimates;
   - Sensitivity of those estimates to deviations of actual results from management's assumptions; and
   - Circumstances that have resulted in revised assumptions in the past.
   Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72).

Mr. Thomas M. Ringo
Pope Resources, a Delaware Limited Partnership
April 17, 2008
Page 3

Audited Financial Statements

Balance Sheet, page 52

6. We note that a significant portion of your current assets as of December 31, 2007
    and 2006 consist of short-term investments. Please tell us, and revise your notes
    to the financial statements in future filings to disclose, the nature and terms of
    these investments. Also, based on the category of the securities (i.e, available for
    sale, trading, or held to maturity), please include the disclosures required by
    paragraph 19 of SFAS No. 115. Additionally, in light of the disclosure in Note 13
    about the failure of SLARS auctions, please tell us why you believe any SLARS
    held as of December 31, 2007 are not considered impaired.

Statements of Operations, page 53

7. We note your presentation of net income on the face of the statements of
    operations. Please revise future filings to clearly segregate the income allocated
    to the general partner and the limited partners. Also, please revise the equity
    section of a balance sheet to distinguish between amounts ascribed to each
    ownership class. The equity attributed to the general partners should be stated
    separately from the equity of the limited partners, and changes in the number of
    equity units authorized and outstanding should be shown for each ownership
    class. See Staff Accounting Bulletin Topic 4:F.

Statements of Partners' Capital and Comprehensive Income, page 54

8. We note from your statements of partners' capital and comprehensive income that
    you allocate net income and comprehensive income, and distributions, between
    the general partners and the limited partners. Please tell us, and revise the notes
    to the financial statements to disclose how you allocate these amounts between
    the general and limited partners.

Notes to the Financial Statements

- General

9. Please revise your notes to the financial statements in future filings to include
    disclosure of the impact that recently issued accounting standards will have on
    your financial position and results of operations when such standards are adopted
    in a future period. See Staff Accounting Bulletin Topic 11:M.

Note 2. ORM Timber Fund I, LP, page 60

10. We note your disclosure that ORMLLC is the general partner of the Fund and together Pope Resources and ORMLLC own 20% of the Fund which is consolidated into your financial statements. Please tell us how you have analyzed whether ORMLLC controls the limited partnership based on the framework in EITF 04-05.

Note 9. Commitments and Contingencies, page 65

11. We note your disclosure that you have revised your methodology for assessing the environmental liability, shifting to a "Monte Carlo simulation" analysis. In future filings, please discuss this change in terms of a change in estimate and include the disclosures required by paragraph 22 of SFAS No. 154.

12. If the range of loss to which you are exposed in connection with the Port Gamble, Washington site where environmental contamination is present exceeds the amount accrued at December 31, 2007 of approximately $2.0 million, please revise Note 9, and MD&A, to disclose the range of potential loss to which you are exposed. Refer to the disclosure requirements outlined in paragraph 10 of SFAS No. 5.

Reports on Form 8-K dated October 31, 2007, July 30, 2007, May 3, 2007 and February 1, 2007

13. We note that you have included reconciliations of the non-GAAP measure "EBITDA" to both net income and cash flow from operations in your reports on Form 8-K. As your related disclosures indicate that this non-GAAP measure is used primarily by the Company's management as a measure of operating profitability, please revise future filings to include only a reconciliation of this measure to the most comparable GAAP measure, net income, in any future filings.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief